

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
USD 250,000,000 1.625% Environmental Sustainability Global Notes due 10 April 2018
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 13 September 2013

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 250,000,000 1.625% Environmental Sustainability Global Notes due 10 April 2018 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 13 September 2013 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 13 September 2013 (the "Syndication Agreement") with the managers named therein (the "Joint Lead Managers") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Joint Lead Managers have agreed to purchase the Notes. The obligations of the Joint Lead Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.453%	0.125%	99.328%
Total	USD 248,632,500	USD 312,500	USD 248,320,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Joint Lead Managers have agreed to pay all costs and expenses (including legal expenses) incurred by the Joint Lead Managers in or in connection with the listing and admission to trading of the Notes and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement. The Joint Lead Managers shall also bear the cost and expenses of the Bank's legal advisers.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a) The Deed of Covenant dated 3 July 2012.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c) (i) The Programme Agreement dated 3 July 2012.*
(ii) The Syndication Agreement dated 13 September 2013.
(iii) The Agency Agreement dated 3 July 2012.*

(d) (i) The Offering Circular dated 3 July 2012.*
(ii) The Pricing Supplement dated 13 September 2013.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

Syndication Agreement

European Bank for Reconstruction and Development U.S.$250,000,000 1.625 per cent. Environmental Sustainability Global Notes due 10 April 2018

13 September 2013

To: Morgan Stanley & Co. International plc
Skandinaviska Enskilda Banken AB (publ)
(the "**Joint Lead Managers**")

c/o Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

cc: Citibank, N.A., (Agent)

Ladies and Gentlemen,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue U.S.$250,000,000 1.625 per cent. Environmental Sustainability Global Notes due 10 April 2018 (the "**Notes**") pursuant to its Euro 35,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 3 July 2012 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints Skandinaviska Enskilda Banken AB (publ) which is not a party to the Programme Agreement (the "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

Skandinaviska Enskilda Banken AB (publ) confirms that that it is in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Morgan Stanley & Co. International plc have requested;

and, on behalf of the New Dealer, has found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which Morgan Stanley & Co. International plc has not requested, Morgan Stanley & Co. International plc confirms, on behalf of the New Dealer, that it has waived such production.

For the purposes of the Programme Agreement, the details of the Joint Lead Managers for service of notices are as follows:

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Tel: + 44 (0) 20 7677 7799
Fax: + 44 (0) 20 7056 4984
Attn: Head of Transaction Management Group, Global Capital Markets

Skandinaviska Enskilda Banken AB (publ):

For the purposes of the Programme Agreement:

SEB
Merchant Banking
Capital Markets
Kungsträdgårdsgatan 8
SE-106 40 Stockholm
Sweden

Tele: +46 8 506 232 18
Fax: +46 8 763 83 80
Attn: EMTN Desk

For documentation purposes:

SEB
Merchant Banking
Kungsträdgårdsgatan 8
SE-106 40 Stockholm
Sweden

Tel: +46 8 763 83 63
Fax: +46 8 763 83 80
Email: dcmlegal@seb.se
Attn: Debt Capital Markets Legal

In consideration of the Issuer appointing the New Dealer as a Dealer in respect of the Notes under the Programme Agreement, the New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received.

The Issuer hereby confirms that the New Dealer shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 3) the New Dealer shall have no further such authority, rights, powers, duties and

obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this Agreement, the Joint Lead Managers confirm that the Notes are expected to be offered and sold in the United States.

2

2.1 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Joint Lead Managers jointly and severally agree to purchase the Notes at a purchase price of 99.328 per cent. of the principal amount of the Notes (the "**Purchase Price**"), being the issue price of 99.453 per cent., including accrued interest, if any, less a combined selling and management and underwriting commission of 0.125 per cent. of such principal amount.

2.2 The Joint Lead Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean the Joint Lead Managers.

3 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be U.S.$248,320,000 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London, SWIFT: EBRDGB2L;

(ii) "**Issue Date**" means 14.30 hours (London time) on 17 September 2013, or at such other time and/or date as the Issuer and the Joint Lead Managers may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The Joint Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by the Joint Lead Managers in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes. In addition, the Joint Lead Managers shall bear the cost s and expenses of the Issuer's legal advisers, Cleary Gottlieb Steen & Hamilton LLP. For the avoidance of doubt, the Joint Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

5 The obligation of the Joint Lead Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.6) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Joint Lead Managers on the Payment Instruction Date of (i) legal opinions and/or disclosure letter (as applicable) addressed to the Joint Lead Managers dated the Payment Instruction Date in such form and with such contents as the Joint Lead Managers may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer, from Linklaters LLP, legal advisers to the Joint Lead Managers in England and from Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in the United States; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Offering Circular (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Offering Circular to be supplemented or updated and (iii) such other conditions precedent as the Joint Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Joint Lead Managers may in their discretion waive any of the aforesaid conditions or any part of them.

6

6.1 The Joint Lead Managers may, by notice to the Issuer, and the Issuer may, by notice to the Joint Lead Managers terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Joint Lead Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Joint Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Joint Lead Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:



We agree to the foregoing.

For: **MORGAN STANLEY & CO. INTERNATIONAL PLC**

By:

For: **SKANDINAVISKA ENSKILDA BANKEN AB (publ)**

By:

Each by its duly authorised attorney

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

For: **MORGAN STANLEY & CO. INTERNATIONAL PLC**

By:



For: **SKANDINAVISKA ENSKILDA BANKEN AB (publ)**

By:

Each by its duly authorised attorney

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

For: **MORGAN STANLEY & CO. INTERNATIONAL PLC**

By:

For: **SKANDINAVISKA ENSKILDA BANKEN AB (publ)**

By:





Eszter Wijkman **Johan Dighed**

Each by its duly authorised attorney

Annex A
Form of Pricing Supplement

13 September 2013

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$250,000,000 1.625 per cent. Environmental Sustainability Global Notes due 10 April 2018
Issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		United States Dollar ("**U.S.$**")
2	Nominal Amount:		U.S.$250,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		17 September 2013
5	Issue Price:		99.453 per cent.
6	Maturity Date:		10 April 2018
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.

	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		17 September 2013
	Fixed Rate Notes:		
16	(c)	Fixed Rate of Interest:	1.625 per cent. per annum payable semi-annually in arrear
	(d)	Fixed Interest Dates:	10 April and 10 October in each year, commencing 10 April 2014.
	(e)	Initial Broken Amount per Specified Denomination:	USD 9.16 per Specified Denomination payable on 10 April 2014
	(f)	Final Broken Amount per Specified Denomination:	Not Applicable
	(g)	Fixed Day Count Fraction:	30/360
	(h)	Business Day Convention:	Following Business Day
	(i)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(j)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(k)	Redemption at Issuer's option:	No
	(l)	Redemption at Noteholder's option:	No
23	(m)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(n)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Joint Lead Managers** Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA Skandinaviska Enskilda Banken AB (publ) Kungsträdgårdsgatan 8 106 41 Stockholm, Sweden
28	Date of Syndication Agreement:	13 September 2013
29	Stabilising Manager	Not Applicable
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code	97209375
	ISIN Code:	US29874QCN25
	CUSIP Number:	29874QCN2
34	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
35	In the case of Notes denominated in the currency of a country that	Not Applicable

subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

36 Additional Information:

The language set out under the heading "Use of Proceeds" in the Offering Circular shall be replaced for these Notes by the following:

The net proceeds of the Notes issuance will be included in the ordinary capital resources of the Issuer and will be used towards the Issuer's environmental projects in accordance with and subject to the following provisions:

An amount equivalent to the net proceeds of the Notes will be allocated within the Issuer's Treasury liquidity pool to a portfolio that is separately monitored by the Issuer. So long as any of these Notes are outstanding, if the overall balance of such liquidity portfolio exceeds the overall amount of the Issuer's Green Project Portfolio (as defined below), the remaining balance may only be invested by the Issuer in certificates of deposits, commercial paper, bank deposits, repurchase transactions or other money-market instruments, as determined by the Issuer.

"**Green Project Portfolio**" shall mean, as determined by the Issuer, the sum of all loans and equity investments that are funded, in whole or in part, by the Issuer and in respect of which the entire or substantially the entire amount disbursed or invested is directed at, as determined by the Issuer, any of the following areas: energy

efficiency, clean energy, water management, waste management, sustainable living, environmental services, and sustainable public transport.

Examples of projects in the Green Project Portfolio include, without limitation, financings of:

Renewable energy projects, such as:

- Photovoltaic installations, and production of photovoltaic cells/modules;
- Installation of wind turbines;
- Construction of mini-hydro cascades; and
- Geothermal and biomass facilities

- Rehabilitation of power and heating plants and transmission/distribution facilities to reduce total greenhouse gas ("GHG") emissions;
- Modernisation of industrial installations to reduce total GHG emissions;
- New technologies that result in significant reductions in total GHG emissions, e.g. smart distribution networks;
- Fuel-switching from carbon-intensive (coal, heating oil, oil shale) to less carbon-intensive fuels such as natural gas;
- Greater efficiency in mass transportation, such as investment in fuel-efficiency (fleet replacement) or more energy efficient infrastructure;
- Methane capture on waste landfills and waste water treatment plants;
- Rehabilitation of municipal water/waste water infrastructure to reduce water consumption and waste water discharges;
- Improvements to solid waste management (minimisation, collection, recycling, storage and disposal);
- Energy efficiency investments in existing buildings (insulation, lighting, heating/cooling systems);
- Investments to improve efficiency of

industrial water use;

- Sustainable and stress-resilient agriculture, including investments in water-efficient irrigation; and
- Sustainable forest management, reforestation, watershed management, and the prevention of deforestation and soil erosion.

The above examples are illustrative only and no assurance can be provided that investments in projects with these specific characteristics will be made.

37	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 17 September 2013 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 17 September 2013 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	U.S.$248,320,000
(iii)	Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	1.750 per cent. (semi-annual)
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not

an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

13 September 2013

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$250,000,000 1.625 per cent. Environmental Sustainability Global Notes due 10 April 2018
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		United States Dollar ("**U.S.$**")
2	Nominal Amount:		U.S.$250,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		17 September 2013
5	Issue Price:		99.453 per cent.
6	Maturity Date:		10 April 2018
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42

			of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		17 September 2013
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	1.625 per cent. per annum payable semi-annually in arrear
	(b)	Fixed Interest Dates:	10 April and 10 October in each year, commencing 10 April 2014.
	(c)	Initial Broken Amount per Specified Denomination:	USD 9.16 per Specified Denomination payable on 10 April 2014
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No

23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Joint Lead Managers** Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA Skandinaviska Enskilda Banken AB (publ) Kungsträdgårdsgatan 8 106 41 Stockholm, Sweden
28	Date of Syndication Agreement:	13 September 2013
29	Stabilising Manager	Not Applicable
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code	97209375
	ISIN Code:	US29874QCN25
	CUSIP Number:	29874QCN2
34	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on	Not Applicable

European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

36 Additional Information:

The language set out under the heading "Use of Proceeds" in the Offering Circular shall be replaced for these Notes by the following:

The net proceeds of the Notes issuance will be included in the ordinary capital resources of the Issuer and will be used towards the Issuer's environmental projects in accordance with and subject to the following provisions:

An amount equivalent to the net proceeds of the Notes will be allocated within the Issuer's Treasury liquidity pool to a portfolio that is separately monitored by the Issuer. So long as any of these Notes are outstanding, if the overall balance of such liquidity portfolio exceeds the overall amount of the Issuer's Green Project Portfolio (as defined below), the remaining balance may only be invested by the Issuer in certificates of deposits, commercial paper, bank deposits, repurchase transactions or other money-market instruments, as determined by the Issuer.

"**Green Project Portfolio**" shall mean, as determined by the Issuer, the sum of all loans and equity investments that are funded, in whole or in part, by the Issuer and in respect of which the entire or substantially the entire amount disbursed or invested is directed at, as determined by the Issuer, any of the following areas: energy efficiency, clean energy, water management, waste management, sustainable living, environmental services, and sustainable public transport.

Examples of projects in the Green Project Portfolio include, without limitation, financings of:

Renewable energy projects, such as:

- Photovoltaic installations, and production of photovoltaic cells/modules;
- Installation of wind turbines;
- Construction of mini-hydro cascades; and
- Geothermal and biomass facilities

- Rehabilitation of power and heating plants and transmission/distribution facilities to reduce total greenhouse gas ("GHG") emissions;
- Modernisation of industrial installations to reduce total GHG emissions;
- New technologies that result in significant reductions in total GHG emissions, e.g. smart distribution networks;
- Fuel-switching from carbon-intensive (coal, heating oil, oil shale) to less carbon-intensive fuels such as natural gas;
- Greater efficiency in mass transportation, such as investment in fuel-efficiency (fleet replacement) or more energy efficient infrastructure;
- Methane capture on waste landfills and waste water treatment plants;
- Rehabilitation of municipal water/waste water infrastructure to reduce water consumption and waste water discharges;
- Improvements to solid waste management (minimisation, collection, recycling, storage and disposal);
- Energy efficiency investments in existing buildings (insulation, lighting, heating/cooling systems);
- Investments to improve efficiency of industrial water use;
- Sustainable and stress-resilient agriculture, including investments in water-efficient irrigation; and

- Sustainable forest management, reforestation, watershed management, and the prevention of deforestation and soil erosion.

The above examples are illustrative only and no assurance can be provided that investments in projects with these specific characteristics will be made.

37	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 17 September 2013 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT



By: ....

Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 17 September 2013 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	U.S.$248,320,000
(iii)	Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	1.750 per cent. (semi-annual)
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not

an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable